UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) March 7, 2008

PORTLAND GENERAL ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

Oregon	**1-5532-99**	**93-0256820**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) Compensatory Arrangements of Certain Officers.

On March 7, 2008, the Compensation and Human Resources Committee of the Board of Directors of Portland General Electric Company (the Company) approved the grant of Performance Stock Units (PSUs) for the following named executive officers, as defined in Item 402(a)(3) of Regulation S-K (Named Executive Officers):

Name	Title	Performance Stock Units
Peggy Y. Fowler	*Chief Executive Officer and President*	29,867
James J. Piro	*Executive Vice President, Finance, Chief Financial Officer and Treasurer*	8,207
Arleen N. Barnett	*Vice President, Administration*	4,608
Stephen R. Hawke	*Senior Vice President, Customer Service and Delivery*	4,608

Each PSU that vests will give the grantee the right to receive a share of Company common stock at no cost. The PSUs will vest if goals related to a combination of return on equity (ROE) and regulated asset base growth (combined, "Performance Goals") have been met upon the conclusion of a three-year performance period ending December 31, 2010 (Performance Period). The number of PSUs that vest will be calculated by multiplying the number of PSUs granted by a Performance Percentage determined by the Committee.

The Performance Percentage will be calculated based on whether and to what extent the Performance Goals have been met, up to a maximum of 150% if 100% of each the ROE and regulated asset growth performance goals are met. The Performance Percentage will be zero if at least 75% of the ROE performance goal is not met and 80% of the regulated asset growth performance goal is not met.

These grants are under the Portland General Electric Company 2006 Stock Incentive Plan, as amended, of which a copy was included in a Form 10-K filed February 27, 2008. A Form of the Officers' Performance Stock Unit Agreement is attached hereto as Exhibit 10.1.

The Named Executive Officers were also granted one Dividend Equivalent Right for each PSU granted, entitling the grantee to receive an amount equal to dividends paid on a share of the Company's common stock between the grant date and vesting date. The number of shares payable to the grantee pursuant to the Dividend Equivalent Right will equal the amount payable under the Dividend Equivalent Right divided by the closing price of the Company's common stock on the date the Committee determines the number of vested PSUs, rounding to the nearest whole number of shares, and settled exclusively in shares of the Company's common stock.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits.

   10.1   Form of Officers' Performance Stock Unit Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>PORTLAND GENERAL ELECTRIC COMPANY</u>
(Registrant)

Date: <u>March 13, 2008</u>   By: <u>/s/ James J. Piro</u>

James J. Piro
Executive Vice President, Finance
Chief Financial Officer and Treasurer